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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q107 (CUSIP Number)

November 4, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 646,153 (see item 4(a))
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 646,153 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,153 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 646,153 (see item 4(a))
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 646,153 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,153 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 646,153 (see item 4(a))
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 646,153 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,153 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 646,153 (see item 4(a))
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 646,153 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,153 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Intermarket Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 646,153 (see item 4(a))
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 646,153 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 646,153 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Andrew J. Redleaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 254,802
6 SHARED VOTING POWER 900,955 (see item 4(a))
7 SOLE DISPOSITIVE POWER 254,802
8 SHARED DISPOSITIVE POWER 900,955 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,955 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 38724Q107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gary S. Kohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 97,254
6 SHARED VOTING POWER 743,407 (see item 4(a))
7 SOLE DISPOSITIVE POWER 97,254
8 SHARED DISPOSITIVE POWER 743,407 (see item 4(a))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,407 (see item 4(a))
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer Granite City Food & Brewery Ltd. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices 5831 Cedar Lake Road St. Louis Park, MN 55416

Item 2.	(a)	Name of Person Filing This statement is filed by:

		(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”), with respect to the common stock beneficially owned by it;

		(ii)	Whitebox Intermarket Advisors, LLC, a Delaware limited liability company (“WIA”), with respect to the common stock beneficially owned by it;

		(iii)	Whitebox Intermarket Partners, L.P., a British Virgin Islands limited partnership (“WIPLP”), with respect to the common stock directly owned by it;

		(iv)	Whitebox Intermarket Fund, L.P., a Delaware limited partnership (“WIFLP”), with respect to the common stock indirectly owned by it;

		(v)	Whitebox Intermarket Fund, Ltd., a British Virgin Islands international business company (“WIFLTD”), with respect to the common stock indirectly owned by it;

		(vi)	Andrew J. Redleaf, a citizen of the United States, with respect to the common stock beneficially owned by him; and

		(vii)	Gary S. Kohler, a citizen of the United States, with respect to the common stock beneficially owned by him.

The general partner of WIPLP is WIA, which manages accounts for the benefit of its clients WIPLP, WIFLP and WIFLTD. The managing member and controlling owner of WIA is WA. The sole managing member of WA is Mr. Redleaf. Mr. Kohler is a portfolio manager of WIPLP. Based on the relationships described herein, these entities and individuals may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler are a group, or have agreed to act as a group. Mr. Kohler and Mr. Redleaf, WA, WIA, WIPLP, WIFLP and WIFLTD each disclaim beneficial ownership of such shares of common stock except to the extent of their pecuniary interest in such shares.

(b)

Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WIA and WIFLP, Mr. Redleaf and Mr. Kohler is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WIPLP and WIFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

(c)	Citizenship

WA, WIA and WIFLP are organized under the laws of the State of Delaware; WIPLP and WIFLTD are organized under the laws of the British Virgin Islands; Messrs. Redleaf and Kohler are citizens of the United States.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 38724Q107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)

Amount Beneficially Owned

WIPLP directly owns 646,153 shares of common stock, which includes (i) 461,538 shares of common stock, and (ii) 184,615 shares of common stock issuable upon exercise of warrants.

As a result of the relationship described in this statement, each of WA, WIA, WIFLP, WIFLTD and Messrs. Redleaf and Kohler may be deemed to possess indirect beneficial ownership of the shares of common stock held by WIPLP. Mr. Kohler and Mr. Redleaf, WA, WIA, WIPLP, WIFLP and WIFLTD each disclaim indirect beneficial ownership of such shares of common stock except to the extent of their pecuniary interest in such shares.

Mr. Redleaf directly owns 254,802 shares of common stock.

Mr. Kohler directly owns 77,254 shares of common stock and 20,000 shares of common stock issuable upon exercise of warrants.

(b)	Percent of Class

WA beneficially owns 5.5% of the Company’s common stock.

WIA beneficially owns 5.5% of the Company’s common stock.

WIPLP directly owns 5.5% of the Company’s common stock.

WIFLP indirectly owns 5.5% of the Company’s common stock

WIFLTD indirectly owns 5.5% of the Company’s common stock.

Mr. Redleaf beneficially owns 7.6% of the Company’s common stock.

Mr. Kohler beneficially owns 6.3% of the Company’s common stock.

The percentage of common stock reportedly owned by each person herein is based on 11,601,061 shares of outstanding common stock of the Company, which is the total number of shares issued and outstanding on December 1, 2004, as provided by the Company on December 2, 2004.

(c)	Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote

Mr. Redleaf has sole power to vote 254,802 shares of the Company’s common stock directly owned by him.

Mr. Kohler has sole power to vote 97,254 shares of the Company’s common stock directly owned by him.

(ii) Shared power to vote or to direct the vote WA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler have shared voting power with respect to 646,153 shares of the Company’s common stock.

(iii)

Sole power to dispose or to direct the disposition of

Mr. Redleaf has sole power to direct the disposition of 254,802 shares of the Company’s common stock directly owned by him.

Mr. Kohler has sole power to direct the disposition of 97,254 shares of the Company’s common stock directly owned by him.

(iv)

Shared power to dispose or to direct the disposition of

WA, WIA, WIPLP, WIFLP, WIFLTD and Messrs. Redleaf and Kohler have shared power to direct the disposition of 646,153 shares of the Company’s common stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2004
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P. and Whitebox Intermarket Fund, Ltd.

Name/Title

/s/ Andrew J. Redleaf Andrew J. Redleaf

/s/ Gary S. Kohler Gary S. Kohler

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)